UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                            Full Circle Promotions, Inc.
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                                (Name of Issuer)
                                  COMMON STOCK
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                         (Title of Class of Securities)
                                   359674-10-8
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                                 (CUSIP Number)
      SEAN CONNELLY, 26446 WOODSREST LANE, SAN JUAN CAPISTRANO, CALIFORNIA 92675
                                 (949)272.1695
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 9, 2003
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
                                   following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
359674-10-8
-----------

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                 1.       Names of Reporting Persons. I.R.S. Identification
                          Nos. of above persons (entities only).

                          Sean Connelly
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                 2.       Check the Appropriate Box if a Member of a Group
                          (See Instructions)
                      (a)
                      (b)
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                 3. SEC Use Only
                                -----------------------------------------------
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                 4. Source of Funds (See Instructions) 00
                                                      -------------------------
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                 5. Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or2(e)
                                                -------------------------------
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                 6. Citizenship or Place of Organization U.S.
                                                         ---------------------
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Number of        7.        Sole Voting Power  2,500,000
                                              -----------
Shares                     ----------------------------------------------------

Beneficially     8.        Shared Voting Power  0
                                                ------------
Owned by                   ----------------------------------------------------

Each             9.        Sole Dispositive Power 2,500,000
                                                  ------------
Reporting                  ----------------------------------------------------

Person           10.       Shared Dispositive Power 0
                                                    ------------
With
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                 11. Aggregate Amount Beneficially Owned by Each Reporting
                     Person

                     2,500,000
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                 12. Check if the Aggregate Amount in Row (9) Excludes Certain
                     Shares (See Instructions)
                                             ------------
-------------------------------------------------------------------------------
                 13. Percent of Class Represented by Amount in Row (9) 76.9%
                                                                       -----
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                 14. Type of Reporting Person (See Instructions)

                     IN
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



ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock $.001, par value of Full Circle Promotions, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 26446 Woodsrest Lane, San Juan Capistrano, California 92675


ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

(a) Name:                                Sean Connelly
(b) Business Address:                    26446 Woodsrest Lane, San Juan
                                         Capistrano, California 92675

(c) Present Principal Occupation:        Chief Executive Officer of the Issuer.
(d) Disclosure of Criminal Proceedings:  Mr. Connelly has not been convicted in any criminal proceeding at any time.
(e) Disclosure of Civil Proceedings:     Mr. Connelly has not been subject to
                                         any judgment, decree or final order
                                         enjoining violations of or prohibiting
                                         or mandating activities subject
                                         to federal or state securities
                                         laws or finding any violations with
                                         respect to such laws.


(f) Citizenship:                         Mr. Connelly is a citizen of the U.S.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Mr. Connelly acquired 2,500,000 shares in exchange for services as one of the Issuer's founders, valued at $2,500 or $.001 per share.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

Mr. Connelly acquired 2,500,000 shares in exchange for services as one of the Issuer's founders, valued at $2,500 or $.001 per share.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Mr. Connelly beneficially owns a total of 2,500,000 shares of the Issuer's common stock as follows:

(a) Mr. Connelly directly and personally owns 2,500,000 shares of the Issuer's common stock which comprises 76.9% of the Issuer's total issued and outstanding shares.

(b) Mr. Connelly has sole voting and dispositive power as to the 2,500,000 shares he owns directly.


(c)  None.

(d)  Not Applicable.

(e)  Not Applicable.


ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER
--------------------------------------------------------------------------------

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 10, 2003
--------------------------------------------------------------------------------
Date


/s/ Sean Connelly
--------------------------------------------------------------------------------
Sean Connelly


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)